Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), February 12, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 350 million share buyback program announced on November 7, 2023, as the fourth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fourth Tranche”), the additional common shares - reported in aggregate form, on a daily basis on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
05/02/2024	EXM	4,366	345.3363	1,507,738.29
06/02/2024	EXM	4,307	348.2632	1,499,969.60
07/02/2024	EXM	4,185	357.6398	1,496,722.56
08/02/2024	EXM	4,248	353.3350	1,500,967.08
09/02/2024	EXM	4,114	360.9194	1,484,822.41
Total	—	21,220	352.9793	7,490,219.94

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fourth Tranche till February 9, 2024, the total invested consideration has been:
•Euro 106,944,337.65 for No. 329,683 common shares purchased on the EXM
•USD 30,295,782.71 (Euro 27,798,654.09*) for No. 83,738 common shares purchased on the NYSE.

As of February 9, 2024, the Company held in treasury No. 13,672,163 common shares equal to 5.32% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until February 9, 2024, the Company has purchased a total of 2,747,705 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 693,939,752.88.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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